Zentek Engages Atrium Research Corporation For Company-
Sponsored Research Coverage

Company-sponsored research coverage to broaden Zentek's visibility with the global investment community

Guelph, ON - July 15, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that it has engaged Atrium Research Corporation ("Atrium"), a company-sponsored research firm, to provide research coverage of the Company.

Atrium will publish research reports on Zentek based on publicly available information, industry data, and discussions with management. Atrium will also host two recorded interviews with Zentek's management team to discuss the Company's business and strategy. In exchange for its research services, Atrium will receive cash compensation of $13,200 per quarter. The services will be provided for a term of 18 months beginning July 15, 2026. At the end of the term, the agreement will remain in place and extend on a quarter-to-quarter basis at $13,200 per quarter, unless otherwise agreed by the parties or terminated by either party. This engagement is subject to TSXV approval.

Atrium and the Company are arm's-length parties, and neither Atrium nor its insiders holds any shares or options to purchase shares in the issued and outstanding capital of the Company.

Management Commentary

"Atrium's research coverage will provide investors with in-depth analysis of Zentek's business, including the Albany Graphite Project, which is currently advancing through a Preliminary Economic Assessment targeted for completion this summer, and ZenGUARD™, our air filtration technology platform, which is already generating commercial revenue. Albany graphite has been purified at bench scale to 5N, consistent with nuclear-grade specifications and defence markets that require that level of purity. As the PEA is completed and we advance our other initiatives, we believe access to well-researched coverage will help investors evaluate the Company," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the principal critical minerals asset, advancing toward a PEA targeted for completion in summer 2026.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted in collaboration with American Energy Technologies Company, as previously disclosed by the Company on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron concentration of 2.60 ppm, meeting published benchmarks for potential nuclear-grade applications. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, battery, and defence supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

About Atrium Research

Atrium Research provides institutional-quality, company-sponsored research on public equities in North America. Its investment philosophy takes a 3-5 year view on equities currently being overlooked by the market. Its research process emphasizes understanding the key performance metrics for each specific company, trustworthy management teams, and in-depth valuation analysis. Atrium Research is wholly owned and operated by its co-founders, Ben Pirie and Nicholas Cortellucci.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.